BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

23 September 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Alison Livesley
Head of Investor Relations

dlw 10/2

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 23 September 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Signed

Name

Date

BAA

For immediate release, Tuesday 16 September 2003

Special Share redemption

Leading airport operator BAA today announces that it has received notice from Her Majesty's Government that it wishes to redeem its Special Share in BAA plc, at its par value of £1.

The Government's decision follows the judgment of the European Court of Justice, announced in May this year, under which the holding of the Special Share was held to infringe the principle of free movement of capital.

As a consequence of the redemption of the Special Share and in order to comply with listing rules' requirements that listed securities should be freely transferable, the directors of BAA intend to propose a resolution to shareholders to remove the 15% limitation on the holding of voting shares from BAA's articles of association.

BAA's directors intend to propose this resolution at the Annual General Meeting in 2004, but will progress this earlier if it becomes apparent that it is appropriate to do so.

For further information on BAA plc see www.baa.com

Ends

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel 44 (0) 207 932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel 44 (0) 207 932 6692